GIBSON, DUNN & CRUTCHER LLP
LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

2029 Century Park East, Suite 4000 Los Angeles, California 90067
(310) 552-8500

VIA HAND DELIVERY AND EDGAR	December 2, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attention: Jeffrey Riedler

Re:
Herbalife Ltd.
Registration Statement on Form S-1 filed October 1, 2004
File No. 333-119485

Dear Mr. Riedler:

On behalf of Herbalife Ltd., a Cayman Islands exempted limited liability company formerly known as WH Holdings (Cayman Islands) Ltd. (the "Company"), we transmit herewith Amendment No. 4 to the Company's Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission on October 1, 2004 (the "Registration Statement"). By this letter, on behalf of the Company, we respond to the comments of the staff of the Securities and Exchange Commission (the "Staff") in its letter dated November 29, 2004 (the "Comment Letter"), relating to the Company's Registration Statement. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff's comments presented in bold italicized text. We also are forwarding, via courier, a copy of this letter and three (3) courtesy copies of Amendment No. 4 to the Registration Statement as filed on December 2, 2004 in paper format marked to show changes from Amendment No. 3 to the Registration Statement.

General

1.
Please note that our reference to prospectus page numbers correspond to Amendment No. 3 filed with the Commission on November 16, 2004.

  We respectfully note the Staff's comment that the references to prospectus page numbers correspond to Amendment No. 3 filed with the Commission on November 16, 2004.

Graphics/Artwork

2.
We note your response to comment 8 of our previous letter dated November 3, 2004. We have reviewed your response, the additional supplemental materials provided to us, and the associated revisions to the amended prospectus. In addition to the changes reflected in the current version of the prospectus, please remove the following language from the front and back gatefold of the prospectus.

•
"Changing People's Lives"

•
"Making the World Healthier"

  While we acknowledge that these tag-lines reflect the Company's mission and objectives, we nevertheless continue to believe that all of the language in your prospectus, even the gatefold, should adhere to the very strict disclosure standards mandated by the 1933 Act. If, as you explain, these statements describe your goals, then they should be represented as such. Either delete this language or, in the alternative, revise the text to make it clear that changing people's lives and making the world healthier are objectives.

  In response to the Staff's comment, we have deleted the highlighted language from the front and back gatefold of the prospectus.

Prospectus Summary, page 3

3.
Please move the discussion titled "Risks Affecting Us" to immediately follow the discussions relating to your strengths and strategy so that it is no less prominent than the discussion of your strengths and strategy.

  In response to the Staff's comment, we have moved the discussion titled "Risks Affecting Us" to immediately follow the discussions relating to our strengths and strategy on page 3 of the prospectus.

Our network marketing program could be found not to be in compliance…, page 12

4.
Please revise to translate the payment the plaintiff is seeking into U.S. dollars.

  In response to the Staff's comment, we have revised the disclosure on page 12 of the prospectus to translate the payment the plaintiff is seeking into U.S. dollars.

Management's Discussion and Analysis of Financial Condition and Results of Operations. pages 43-57

5.
Refer to your responses to comments 56, 61 and 62. You indicate that the Company's management regularly reviews sales on an individual country basis. However, it considers operating margin to be a critical financial measure only on a company-wide basis because margins are similar from one country to another. We note in your revised disclosure that the Company has increased sales significantly in certain countries through targeted programs, including supervisor development and motivation programs, opening of sales centers, product line rationalization and improvements in product distribution. We note that the related costs for these programs are not reflected in operating margin but are included in marketing, distribution and administrative expenses, which you discuss only on a company-wide basis. While these programs are focused on increasing net sales on a country and regional basis, they are not adequately incorporated in your discussion of operating results by geographic segment. It appears that margins may vary significantly on a geographical segment basis after consideration of these costs. So that investors can better understand the Company's operations and judge the likelihood that past performance is indicative of future performance, please link the discussion of marketing, distribution and administrative expenses to your discussion of net sales by region and country as follows:

•
Provide a fuller discussion of the Company's strategy to grow in selected geographic markets by investing in the above programs that would facilitate an investor's understanding of the likelihood that sales growth in markets such as Brazil, Mexico and Taiwan will continue.

    In prior filings, we attempted to outline the Company's strategy and basic business model through detailed disclosure in the "Net Sales" section of MD&A as well as elsewhere in the prospectus. In response to the Staff's comment, we have further revised our disclosure on page 49 of the prospectus to provide a fuller discussion of the Company's strategy to grow in selected geographic markets. In particular, we have clarified that while the Company remains committed to its basic business model of generating and maintaining growth within existing markets and generally expects to maintain its current levels of marketing, distribution and administrative expenses in furtherance of this model, the Company may from time to time make investments in support of strategic initiatives focused on certain geographic markets that it deems to be advisable from a tactical standpoint. The Company may also review the applicability of successful strategic initiatives to other geographic markets where they were not originally employed, and redeploy such initiatives in new markets where appropriate. In this vein, where we have quantified the costs associated with particular programs in MD&A, we have generally provided an assessment as to whether such programs, and their related costs, are expected to continue in the future.

  •
  Provide a fuller discussion of how the Company evaluates supervisor productivity, specifically the activities of supervisors in the Chairman's Club and President's Team. Tell us the nature of marketing and distribution costs borne by the distributors in selling the Company's products.

    In response to the Staff's comment, we have revised our disclosure on page 45 of the prospectus to provide a fuller discussion of how the Company evaluates supervisor productivity and to clarify the nature of marketing and distribution costs borne by the distributors in selling the Company's products.

  •
  Disclose costs by program (e.g. opening and staffing of sales centers and nutrition clubs) and region for each period presented.

    In response to the Staff's comment, we have revised our disclosure on pages 50-52 of the prospectus to reflect costs by major program and region where appropriate to help an investor understand the costs associated with sustaining such programs. We note that Company management does not specifically track the impact that individual regional promotional programs have on net sales in particular countries, as such impact will vary by country based on numerous tangible and intangible factors. Therefore, Company management does not attempt to create precise quantitative or scientific links between the two. As such, we have taken care in our disclosure to avoid creating such an inference, which we feel could be confusing to investors.

  •
  Discuss costs associated with the Company's primary products for each period presented. We note that the Formula 1 meal replacement product generates approximately 23% of net sales and has been part of its weight management program for 24 years.

    In response to the Staff's comment, we have revised our disclosure on page 54 of the prospectus to discuss costs associated with the Company's primary products where appropriate. While we have disclosed certain costs associated with the Company's primary products, we have also clarified that the Company generally does not target promotions at any particular product or brand and that the Company's significant promotions are generally aimed at generating increased levels of recruiting and retention and net sales. Furthermore, the Company generally does not spend material amounts on product or brand advertising programs.

  •
  Distinguish between those costs that are one-time in nature and those that are recurring for each period presented.

    In response to the Staff's comment, we have revised our disclosure on pages 50-52 and 54 of the prospectus to distinguish between those costs that are one-time in nature and those that are recurring, where such disclosure would aid an investor in understanding the magnitude and predictability of such costs.

  •
  Distinguish between marketing, distribution and administrative expenditures that are expensed and those that are capitalized for each period presented. We note that the Company capitalizes certain expenses as "distributor network", which has an expected life of three years.

    In response to the Staff's comment, we note that the Company capitalized $56.2 million of costs as Distributor Network only in connection with the July 2002 acquisition as a result of the allocation of the purchase price. The Company does not capitalize costs associated with growing and replacing the distributor base, or any other marketing, distribution and administrative expenses on an ongoing basis. It is the Company's policy to expense all such costs.

6.
We note that in 2004 you modified distributor re-qualification criteria in order to reduce distributor turnover. Please discuss the expected impact of this change on the Company's revenues, operating margin and marketing, distribution and administrative expenditures.

  In response to the Staff's comment, we have revised our disclosure on pages 44 and 45 of the prospectus to reflect the estimated expected impact of the change in the distributor re-qualification criteria on the Company's revenues, operating margin and marketing, distribution and administrative expenses.

Liquidity and Capital Resources, pages 58-57

7.
If interest payments are not included in the Table of Contractual Obligations, please revise this table to include these amounts.

  In response to the Staff's comment we have revised the Table of Contractual Obligations on page 61 of the prospectus to include interest payments.

Business, page 67

8.
We note your response to comment 72 and the associated revisions to the prospectus. With respect to the discussion on page 67 concerning your product development efforts, please disclose that, under current law, you do not have to provide the FDA or any other governmental body with evidence to substantiate the safety or effectiveness of your products and that there are no minimum regulatory standards governing the safety and efficacy of the products that you sell.

  We respectfully note the Staff's comment, and while we acknowledge that the Company's products are not subject to the same level of regulatory scrutiny as pharmaceuticals, our regulatory counsel has advised us that the Company's products must conform to certain baseline regulatory standards. The safety of dietary supplements is subject to general FDA and FTC standards. New dietary ingredients are subject to higher standards as part of a pre-market notification review procedure by the FDA. Cosmetic products are subject to FDA safety standards for non-toxicity and non-allergenicity. Dietary supplement efficacy claims are limited in scope and subject to FDA and FTC substantiation standards. The specifics of these standards are set forth in the "Regulation" section of the prospectus on pages 85-88.

9.
Additionally, on page 67 you state that you conduct clinical trials "as necessary." Please explain when they are necessary or how you determine when they are necessary.

  In response to the Staff's comment, we have revised our disclosure on page 70 of the prospectus to clarify how the Company determines when clinical trials are necessary.

10.
Please also disclose the specifics of the two human clinical trials that are underway. For example, you should address whether these clinical trials are subject to FDA approval or oversight, the stage and status of the trials at present, the size of the trials, expected duration and the clinical endpoints for which you are testing.

  In response to the Staff's comment, we have revised our disclosure on page 70 of the prospectus to reflect the specifics of the two human clinical trials that are underway.

Product Overview, page 72

11.
We note your response to comment 76 and the associated revisions to the prospectus. In addition, please clarify what you mean by the "specific challenges" associated with dieting and explain how your weight-loss accelerators address these challenges.

  In response to the Staff's comment, we have revised our disclosure on page 76 of the prospectus to clarify what we mean by the "specific challenges" associated with dieting and explain how the Company's weight-loss accelerators address these challenges.

Product Development, page 73

12.
We note your response to comment 77 and the associated revisions to the prospectus. In addition, please disclose the aggregate amount from the Company paid to Dr. Ignarro's consulting firm pursuant to the arrangement discussed on page 74.

  In response to the Staff's comment, the Company has updated its disclosure on page 78 of the prospectus to reflect that the Company paid approximately $1 million from June 1, 2003 through September 30, 2004 to Dr. Ignarro's consulting firm.

13.
Please also disclose the aggregate contributions paid by the Company to UCLA pursuant to your informal arrangement with Dr. Heber.

  In response to the Staff's comment the Company has updated its disclosure on page 78 of the prospectus to reflect that the Company made an unrestricted donation of $50,000 to support research and educational programs in 2003 and expects to donate an additional $100,000 in 2004.

14.
With respect to the equipment lease between the Company and UCLA, please disclose in the prospectus the nature of the lease and the value of the equipment covered.

  In response to the Staff's comment, the Company has updated its disclosure on page 78 of the prospectus to reflect that the Company entered into a three-year equipment lease with UCLA, which is obligated to pay $1 per year in rent. The lease can be renewed on a year to year basis and there are no provisions to transfer the ownership of the equipment and software to UCLA. The net book value of the equipment and software currently leased to UCLA was approximately $150,000 as of September 30, 2004.

15.
You should also disclose in the prospectus the information you have provided us with respect to the two ongoing clinical studies.

  In response to the Staff's comment, the Company has revised its disclosure on page 78 of the prospectus to reflect the information you have been provided with respect to the two ongoing clinical studies.

Regulation, page 81

16.
We note your response to comment 83. Please make the same disclosure in the prospectus that you have provided to us supplementally in your response letter.

  In response to the Staff's comment, we have revised our disclosure on pages 86 and 87 of the prospectus to include the information that was provided to you supplementally in our prior response letter dated November 9, 2004.

17.
We note your response to comment 85 and the associated revisions to the prospectus. In addition, please disclose the alleged marketing practices that were the subject of the class action lawsuit in Jacobs v. Herbalife.

  In response to the Staff's comment, we have revised our disclosure on pages 64, 90, 94, F-26, F-27 and F-56 of the prospectus to include information regarding the alleged marketing practices that were the subject of the class action lawsuit in Jacobs v. Herbalife.

Underwriting

18.
We note your response to comment 98. Please provide a supplemental copy of all materials intended to be sent to Invitees, including the letter from Merrill Lynch, the letter from the Company, the IOI form and the booklet. We may have comments after we have had an opportunity to review these materials.

  In response to the Staff's comment, attached hereto are copies of all materials intended to be sent to Invitees.

19.
It is not appropriate to ask potential investors to affirm that they have that they have received a copy of the prospectus. Please delete this from the IOI form. We may have additional comments relating to other statements you ask Invitees to affirm once we have had an opportunity to review these materials.

  We respectfully note, that per our telephonic discussions with the Staff, this comment is no longer applicable to the Company.

Item 15. Recent Sales of Unregistered Securities, page II-2

20.
With-respect to the 12% Series A Cumulative Convertible Preferred offering to your distributors, please indicate the exemption from the Securities Act on which you relied and state briefly the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

  The offering of our 12% Series A Cumulative Convertible Preferred shares to some of our distributors was made in reliance on an exemption from the registration requirements of the Securities Act by virtue of the exemption contained in Section 4(2) of the Securities Act. All of the persons who purchased shares filled out and delivered suitability questionnaires to the Company. We have revised our disclosure on page II-3 of the prospectus accordingly.

        Please contact me at (213) 229-7207, Michael B. Mayes at (310) 551-8800 or Jonathan K. Layne at (310) 552-8641 with any questions regarding the foregoing responses.

Very truly yours,
/s/ RAYAN R. JOSHI
Rayan R. Joshi
cc:
Brett R. Chapman, Esq., Herbalife Ltd.
Richard Goudis, Herbalife Ltd.
Jonathan K. Layne, Esq., Gibson, Dunn & Crutcher LLP

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To:
Employees and Friends of Herbalife Ltd.:

        In connection with the recent filing with the Securities and Exchange Commission of a Registration Statement relating to a proposed offering of common shares of Herbalife Ltd. (f/k/a WH Holdings (Cayman Islands) Ltd.) (the "Company"), we are sending you at the request of the Company a copy of the preliminary prospectus included in the Registration Statement and the enclosed letter of the Company describing the reservation of common shares for certain employees and friends of the Company, along with certain related materials.

        Please be advised that the internal policy of Merrill Lynch & Co., and that of its subsidiary corporations and affiliates ("Merrill Lynch"), prohibits Merrill Lynch employees (as well as members of the employees' immediate family), from purchasing shares offered by a company through a reserved share program, unless the purchaser is an employee or director of that company, one of its subsidiaries or its parent company. The definition of an immediate family member includes spouses, parents, children, brothers, sisters, mothers-in-law, fathers-in-law, brothers-in-law, sisters-in-law, sons-in-law, daughters-in-law, or any relative to whose support the Merrill Lynch employee contributes, directly or indirectly.

        If you have any questions regarding the details of the enclosed material or the preliminary prospectus, please contact your present Merrill Lynch Financial Advisor or Registered Representative or the Reserved Share Program at 1-866-276-1462.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

[Herbalife Letterhead]

November [    ], 2004

To:
Employees and Friends of Herbalife Ltd.:

        A Registration Statement providing for a public offering of common shares of Herbalife Ltd. (f/k/a WH Holdings (Cayman Islands) Ltd.) (the "Company") has been filed with the United States Securities and Exchange Commission.

        The offering will be made through a group of underwriters including Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). In the course of its discussions with the underwriters, the Company has arranged to reserve a limited number of common shares for purchase by certain employees and friends of the Company. The purchase price to you will be the same as the offering price to the public, which is presently expected to be between $14.50 and $16.50 per share.

        Enclosed for your information is a copy of the preliminary prospectus dated [Date of Reds], which is part of the Registration Statement. No sales of the shares may be made until the Registration Statement has been declared effective by the United States Securities and Exchange Commission and the price per share has been determined. This is expected to occur during the week of    •    , 2004.

        If, after reading the preliminary prospectus, you have an interest in purchasing shares in the public offering, please consult the included booklet entitled "How to Respond to the Reserved Share Program" for instructions on how to send your Indication of Interest Form. All responses must be received no later than     •    , 2004. Please be advised that the    •    deadline will be strictly enforced. DO NOT SEND MONEY NOW. A list of the most commonly asked questions about the Reserved Share Program, along with the answers to those questions, can be found at the back of the enclosed booklet. If you have any other questions, please call the Reserved Share Program at 1-866-276-1462.

        You are permitted to reserve common shares only for your own personal account and not on behalf of any other person, although you may choose to purchase jointly with one member of your immediate family. The shares may not be purchased on margin. Given the limited number of shares available, we cannot assure you that you will obtain the number of shares requested. Further, all such reservations and ultimate sales are subject to final clearance under federal and state securities laws and the rules and regulations of the National Association of Securities Dealers, Inc.; it cannot be determined at this time whether such clearances will be obtained.

        In the event that the aggregate indications of interest exceed the maximum number of shares reserved for the program, common shares will be allocated in a manner to be determined by the Company.

        Arrangements have been made with Merrill Lynch to handle the sale of the reserved shares. If you send your information, a Merrill Lynch Financial Advisor or Registered Representative will contact you to assist you in opening a Merrill Lynch brokerage account if you do not currently have one. Purchases of reserved shares may be made only through a brokerage account at Merrill Lynch. While your purchase of the Company's common shares will not be subject to normal brokerage commissions, your account at Merrill Lynch will be subject to Merrill Lynch's normal account charges. Merrill Lynch will need all the information requested on the enclosed form, so be certain to complete it in all respects. It is the policy and the practice of Merrill Lynch to afford confidentiality to any information that it receives about a client's financial affairs. Aside from the restrictions on the dissemination and use of proprietary information contained in the federal securities laws, Merrill Lynch has a firm policy that prohibits Merrill Lynch employees from discussing or conveying, even by implication, the affairs of any client with or to other Merrill Lynch employees who are not concerned with the matter. However, Merrill Lynch may share certain information with the Company solely in order to determine how best to allocate shares under the Reserved Share Program.

        After the Registration Statement is declared effective you will be orally informed of the purchase price by a representative of Merrill Lynch and asked if you wish to purchase the common shares. At that time you may confirm your intention to purchase the number of shares you have previously indicated, confirm your intention to purchase common shares but specify a smaller number of shares (subject to a minimum of 100 shares) or decide to purchase no shares at all. If you orally confirm your intention to purchase shares, a copy of the Prospectus, in final form, will be sent to you by Merrill Lynch together with a written confirmation of the sale. Upon your oral confirmation of your request to purchase shares you will have entered into a binding legal contract to purchase the shares, and you must purchase and pay for them. Full payment of the purchase price of your shares will be required promptly after you receive such confirmation or at the latest within three (3) business days after the opening trade date (which is typically the day of pricing or the day after pricing). If your Merrill Lynch Financial Advisor or Registered Representative cannot reach you within 24 hours of pricing you will lose the opportunity to participate in the Reserved Share Program.

        No offer to buy common shares can be accepted and no part of the purchase price can be received by Merrill Lynch until the Registration Statement relating to the common shares has become effective under the Securities Act of 1933. Any such offer to buy may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date of the Registration Statement. An indication of interest in response to this letter will involve no obligation or commitment of any kind.

        The following statement is required to be included in this letter by the rules and regulations of the United States Securities and Exchange Commission:

    "A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state."

        The Company does not wish to influence in any way your decision in this matter. This notice is not designed to encourage you to request any common shares. It is simply intended to inform you that there is a proposed offering, should you be interested in investing. The purchase of common shares involves certain risks which are described in the enclosed preliminary prospectus. Please review the preliminary prospectus carefully and discuss it with your financial advisor, if appropriate.

Sincerely,
Michael O. Johnson Chief Executive Officer

Indication of Interest Form
Reserved Share Program for Herbalife Ltd.

NAME	OFFERING # PIN #
1.	I have read the five statements contained on Page 1 of the "How to Respond to the Reserved Share Program" booklet and I certify that all such statements are true.	True ☐	False ☐
2.	I have read the two NASD Questions contained on Page 2 of the booklet and my answer to each of the questions is "no".	True ☐	False ☐
3.	If I am purchasing in a joint account, my joint account holder hereby states that he/she has also read the two NASD Questions contained on Page 2 of the booklet and his/her answer to each of the questions is "no". (Remember, joint account holders must sign below.) (If you would not be purchasing jointly, do not answer this question.)	True ☐	False ☐
4.	I am interested in purchasing the number of common shares (not less than 100 shares and in blocks of 10) of the Company indicated below and would like such number of shares to be reserved for me. (Please enter the number of shares in the boxes below.)
☐ ☐, ☐ ☐ ☐
Example: Enter 55,550 shares as: 5 5, 5 5 0
5.	I have an Existing Merrill Lynch retail brokerage account (other than a 401(k) or blueprint account).	Yes ☐	No ☐
Account # ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ Your FA # ☐ ☐ ☐ ☐
6.	Please enter your Social Security Number by filling in the appropriate boxes below.
☐ ☐ ☐-☐ ☐-☐ ☐ ☐ ☐
7.	Please enter a telephone number (including area code) where you can be reached between the hours of 9 a.m. and 5 p.m. Eastern U.S. Time.
☐ ☐ ☐-☐ ☐ ☐-☐ ☐ ☐ ☐
8.	Please enter one or two telephone numbers where you can be reached at other times.
☐ ☐ ☐-☐ ☐ ☐-☐ ☐ ☐ ☐
☐ ☐ ☐-☐ ☐ ☐-☐ ☐ ☐ ☐

By signing below, I certify that all of the information I (and my joint account holder if applicable) have provided on this form is complete and accurate to the best of my knowledge.

Signature	Date
Joint Account Holder Signature	Date
Print Joint Account Holder Name

IF YOU WISH TO RESERVE SHARES YOU MUST COMPLETE AND FAX THIS FORM TO 1-888-835-1034 NO LATER THAN 5 P.M. EASTERN U.S. TIME ON     •    , 2004. DO NOT FAX A COVER SHEET.

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HOW TO RESPOND TO THE RESERVED SHARE PROGRAM

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Your Reserved Share Program Instruction Package contains the following documents, including this Booklet:

1.
Merrill Lynch and Herbalife Ltd. Introductory Letters;

2.
Indication of Interest Form;

3.
Preliminary Prospectus; and

4.
Frequently Asked Questions Regarding The Reserved Share Program, and the answers to those questions.

If you have not received all of the above materials or have any questions, please call the Merrill Lynch Reserved Share Program at 1-866-276-1462.

[MERRILL LYNCH LOGO]	Instructions for the Indication of Interest Form
Please find the form marked "Indication of Interest Form"

Question 1

Please read the following statements:

1.
I have attained the age of majority where I reside.

2.
I have received my copy of the preliminary prospectus dated [Date of Reds].

3.
The number of shares requested is for my own personal account and not on behalf of another person, other than one member of my immediate family purchasing jointly with me.

4.
I am not assured of obtaining any or all of the shares requested and I will be notified of the number of shares, if any, available for purchase by me.

5.
I understand that no offer to buy any shares can be accepted and no part of the purchase price can be received by Merrill Lynch until the Registration Statement covering the proposed offering has been declared effective by the United States Securities and Exchange Commission and until the shares have been qualified for sale, where required, by the administrative authorities of the jurisdiction in which I reside, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance at or after the effective date of the Registration Statement. This indication of interest involves no obligation or commitment of any kind.

If you agree to all five of these statements, check the "True" box for Question 1. If you do not agree to any one of the statements, please call the Merrill Lynch Reserved Share Program at 1-866-276-1462.

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Question 2

Please read the following two NASD Questions. (Please see Page 3 for key definitions of the highlighted terms which will help you understand and answer these questions.)

1.
Are you or is any member of your IMMEDIATE FAMILY an officer, director, general partner, agent, employee or an ASSOCIATED PERSON of, a broker-dealer or investment banking firm, including Merrill Lynch or any affiliates of Merrill Lynch?

2.
Are you or is any member of your IMMEDIATE FAMILY a finder with respect to this public offering or a person acting in a fiduciary capacity to the managing underwriters for this public offering, including attorneys, accountants, and financial advisors to the managing underwriters?

If your answer to both of the above questions is "No", check the "True" box for Question 2 on the Indication of Interest Form. If your answer to either of the questions is "Yes", check the "False" box for Question 2 on the form.

Question 3

If you would be purchasing jointly with one member of your immediate family, that individual must also read the two NASD Questions and answer the questions.

If your joint account holder's answers to both questions is "No", check the "True" box for Question 3 on the Indication of Interest Form. If your joint account holder's answer to either question is "Yes", check the "False" box for question 3 on the form.
If you would not be purchasing in a joint account, do not answer Question 3.

[MERRILL LYNCH LOGO]	NASD Definitions

Listed below are key definitions of the highlighted terms that will help you understand and answer Question 2 (and Question 3, if applicable).

ASSOCIATED PERSON includes a sole proprietor, partner, officer, director, or branch manager of any broker-dealer in securities, foreign or domestic, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by such a broker-dealer (for example, any employee), whether or not such person is registered or exempt from registration with the National Association of Securities Dealers, Inc. or any other regulatory organization.

IMMEDIATE FAMILY MEMBER means a person's parents, mother-in-law or father-in-law, husband or wife, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law, children, and any other individual to whom the person provides MATERIAL SUPPORT.

MATERIAL SUPPORT means directly or indirectly providing more than 25% of a person's income in the prior calendar year. IMMEDIATE FAMILY MEMBERS living in the same household are deemed to be providing each other with MATERIAL SUPPORT.

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Question 4

Please enter the number of shares you may be interested in purchasing in the boxes provided. Be careful to make sure this number is at least 100 shares and in increments of 10 shares.

Question 5

Please indicate if you currently have a Merrill Lynch retail brokerage account. If you have a Merrill Lynch retail brokerage account please enter the account number and your Financial Advisor's four digit number in the boxes provided. If you do not have a Merrill Lynch account one will automatically be set up for you when the Merrill Lynch representative contacts you. After completing the form do not contact a Financial Advisor, one will be provided for your convenience.

Question 6

Please enter your social security number in the boxes provided.

Question 7

Please enter a telephone number (including area code) where you can be reached between the hours of 9 a.m. and 5 p.m. Eastern U.S. Time.

Question 8

Please enter one or two telephone numbers (including area code) where you can be reached at other times.

When you have completed the Indication of Interest Form, please sign and date the form in the spaces indicated. If you would be purchasing in a joint account, the joint account holder must also sign and date the form in the spaces indicated.

The Indication of Interest Form must be faxed to 1-888-835-1034 by 5 p.m. Eastern U.S. Time on •, 2004. Please do not fax a cover sheet. This facsimile number is dedicated to the Reserved Share Program and operates 7 days a week, 24 hours a day.

FREQUENTLY ASKED QUESTIONS REGARDING
THE HERBALIFE LTD. RESERVED SHARE PROGRAM

•
If I want to participate in the Reserved Share Program, what do I do?

If you are interested in participating in the Reserved Share Program for Herbalife Ltd. (f/k/a WH Holdings (Cayman Islands) Ltd.) (the "Company"), you must complete the Indication of Interest Form according to the instructions contained in this booklet and fax the form to 1-888-835-1034. PLEASE DO NOT FAX A COVER SHEET WITH THE FORM.

•
What is the Indication of Interest Form?

The Indication of Interest Form provides your responses to certain questions, and is a non-binding indication of how many shares you may wish to purchase in the offering. It is only used to allocate the appropriate number of shares to the Reserved Share Program. No matter how many shares you indicate you may be interested in purchasing, you will not be bound to purchase any shares, or a particular number of shares, until you are notified of the price of the shares and confirm, at that time, the number of shares you wish to purchase.

•
Why is it important that I answer Questions 2 and 3 (if applicable) pertaining to the NASD?

In order to comply with the rules of the NASD, a federal regulatory body, Merrill Lynch is required to gather certain information to determine your eligibility to purchase shares in the Reserved Share Program. Please pay particular attention to the defined terms which will help you in responding to the questions. It is possible that your responses may cause you to be ineligible to participate.

•
When can I sell my shares purchased through the Reserved Share Program?

The shares may be sold or transferred, subject to certain federal regulations governing the sale of shares by officers, directors and affiliates of the Company and subject to the Company's insider trading policies, at any time after their purchase (i.e., after you have paid for them).

•
Is it necessary to open a Merrill Lynch account to purchase shares if I have a brokerage account at another firm?

Yes, the shares must be purchased through Merrill Lynch. However, the shares may later be transferred to your non-Merrill Lynch account.

•
What if I already have a Merrill Lynch retail brokerage account?

You should provide your Merrill Lynch account number and your Financial Advisor's four digit number in the space provided on the Indication of Interest Form. Your current Financial Advisor or Registered Representative will contact you regarding your purchase of shares.

•
Can I purchase shares through my Merrill Lynch IRA account?

Yes. However, you must have an existing IRA account at Merrill Lynch at the time of pricing. If you contemplate transferring your current IRA account to Merrill Lynch or liquidating assets currently held in your IRA account to purchase shares in the Reserved Share Program you should speak to your current Merrill Lynch Financial Advisor or Registered Representative (if the IRA is held at Merrill Lynch) or the custodian of the account (if the IRA is not held at Merrill Lynch) as soon as possible concerning how and when to transfer the account or liquidate such assets to enable you to purchase the shares. If you wish to open a new Merrill Lynch IRA account for this purpose, please call the Reserved Share Program at 1-866-276-1462 between 9:00 am and 5:00 pm Eastern U.S. Time, Monday through Friday, for the name of a Merrill Lynch Financial Advisor who will assist you.

•
Can I purchase shares through my 401(k) plan?

No.

•
Can I purchase shares through a joint account?

Yes, subject to the joint account holder answering the NASD questions and signing the Indication of Interest Form. Remember to print the joint account holder's name in the space provided. As with you, it is possible that the joint account holder's answers to the NASD questions may make him or her ineligible to participate in the Reserved Share Program. Please speak to your Merrill Lynch Financial Advisor or Registered Representative if you intend to purchase shares through a joint account.

•
Will I be charged brokerage fees for setting up a new account and purchasing shares?

Merrill Lynch provides a wide array of account structures from which you may choose. In order to accommodate the purchase of Reserved Shares at minimal cost, Merrill Lynch has provided for the use of the Individual Investor Account ("IIA"), which is a basic brokerage account for the purchase and sale of securities. The standard $65.00 annual fee for an IIA will be waived for twelve months from the date the account is opened. Thereafter the normal annual fee will be assessed. After one year there will be a fee of $15.00 a quarter charged to accounts with balances less than $20,000. Exceptions will be made if there is more than $5,000.00 in mutual funds in the account. Other account structures are available providing different financial services, such as Cash Management Accounts, which provide a host of services including VISA and check writing services, access to money market deposit accounts and on-line assistance. Different accounts may possess different fee structures. Therefore you should consider carefully the type of Merrill Lynch account you would like to have opened when you are contacted by a Merrill Lynch Financial Advisor or Registered Representative. Merrill Lynch periodically reviews account fee pricing structures for IIAs. If your account is affected you will be informed through your regular account statement communication at that time.

•
Will I be charged a fee when I sell or transfer my shares?

When you sell your shares you will be charged a customary sales commission. There is currently a $95.00 fee to transfer your account to another financial institution. The fee for transferring an IRA is $50.00. You can avoid these account transfer fees by requesting a physical certificate for your shares at the time your account is set up. (See below.)

•
Will I receive a share certificate?

Not automatically. If you desire an actual certificate, notify your Merrill Lynch Financial Advisor or Registered Representative when your account is set up. Doing this will avoid the normal fee of $25.00 imposed for requests for physical certificates as well as the account transfer fee described above.

•
If I continue to use the designated Financial Advisor or Registered Representative for subsequent securities transactions, will my transactions continue to be free of transaction charges?

No. Transaction costs are only exempted for your purchase in the Reserved Share Program. You will be responsible for all transaction and brokerage fees for any subsequent transactions.

•
When will I be contacted?

You will be contacted by a Merrill Lynch Financial Advisor or Registered Representative approximately one week before the expected pricing date. At that time you will be asked for information necessary to open a brokerage account. It takes time to open an account and an account must be opened prior to pricing so an order can be placed. You will be contacted again on the night of pricing or the next morning to be informed of the final price of the shares and to confirm your participation. If you know that you will be unavailable the week before pricing, please call the Reserved Share Program at 1-866-276-1462 between the hours of 9:00 a.m. and 5:00 p.m. Eastern U.S. Time, Monday through Friday and a Reserved Share Program representative will be glad to assist you.

•
What information will the Merrill Lynch Financial Advisor or Registered Representative ask me for?

The Merrill Lynch Financial Advisor or Registered Representative will ask for your social security number, your date of birth, your salary (a regulatory requirement), and your current address, among other information, and the same information for your spouse or other joint account holder, if applicable.

•
If I complete and timely submit the Indication of Interest Form, but a Merrill Lynch Financial Advisor or Registered Representative does not manage to contact me personally prior to the pricing date, will my purchase request be honored?

No. An account can only be established for you after a conversation with a Merrill Lynch Financial Advisor or Registered Representative prior to the pricing of the shares, and the purchase of the shares can only be confirmed for you through a follow-up conversation with a Financial Advisor or Registered Representative after the pricing of the shares. If the Financial Advisor or Registered Representative cannot reach you, your order will be disregarded. If you complete and return the Indication of Interest Form and you have not been contacted by a Merrill Lynch Financial Advisor or Registered Representative by Noon Eastern U.S. Time on Friday,    •    , 2004 you should contact the Reserved Share Program at 1-866-276-1462 IMMEDIATELY.

•
Will I be able to purchase all of the shares I request on the Indication of Interest Form?

The number of shares you indicate on the Indication of Interest Form is the maximum number of shares you may purchase. If the total number of shares requested by all participants in the Reserved Share Program exceeds the number of shares available for purchase, an allocation will be made in a manner to be determined.

•
What will the price of the shares be?

The purchase price to you will be the offering price to the public. The expected public offering price is between $14.50 and $16.50 per share, but the actual price may be higher or lower. You will be contacted by your Merrill Lynch Financial Advisor or Registered Representative with the actual price after that price is determined, which is currently expected to occur during the week of    •    , 2004.

•
When do I pay for the shares?

The full balance will be due no later than the close of business three business days after the opening trade date (which is typically the day of pricing or the day after pricing). Your Merrill Lynch Financial Advisor or Registered Representative will telephone you as soon as possible after pricing occurs to confirm the number of shares you wish to purchase and the purchase price. You should make your payment immediately after you know the payment amount. You will be mailed a confirmation of your transaction the day after pricing.

•
What forms of payment may I use?

You may pay by personal check, wire transfer, certified check or cashier's check. If you are purchasing shares through an IRA, cash must be available in your IRA on the close of business three business days after the opening trade date. You should review your method of payment with your Merrill Lynch Financial Advisor or Registered Representative in advance to ensure timely receipt of your payment.

•
What happens if I am not available when my Merrill Lynch Financial Advisor or Registered Representative calls me after pricing?

You will only be able to purchase shares through the Reserved Share Program if you speak to your Merrill Lynch Financial Advisor or Registered Representative after pricing of the offering. If you will not be available at or around the expected pricing date, please make arrangements with your Merrill Lynch Financial Advisor or Registered Representative so that you may be contacted. If your Merrill Lynch Financial Advisor or Registered Representative cannot reach you within 24 hours of pricing, or if you have not made and completed alternative arrangements, you will lose the opportunity to participate in the Reserved Share Program.

•
If I decide to participate after the    •    , 2004 deadline, will I be able to?

No. The deadline is necessary to give Financial Advisors and Registered Representatives enough time to set up accounts before the pricing of the shares. The account must be open by this time so that there is a place to credit the shares at the time of pricing. Please be advised that the    •    , 2004 deadline for returning the forms to Merrill Lynch will be strictly enforced.

•
Can other people, including my relatives and friends, buy shares through the Reserved Share Program?

No, the Reserved Share Program is limited to those persons invited to participate by the Company. No relatives or other persons (other than one member of your immediate family purchasing jointly with you) are eligible to purchase shares.

•
If I have further questions who should I call?

If you have a question prior to the time you are contacted by a Merrill Lynch Financial Advisor or Registered Representative, please call the Reserved Share Program at 1-866-276-1462 between the hours of 9:00 a.m. and 5:00 p.m. Eastern U.S. Time, Monday through Friday. Please have your social security number and your PIN number (found on your Indication of Interest Form) available when you call. After that time, please contact your Merrill Lynch Financial Advisor or Registered Representative.

Print Suppression Package

Initial E-Mail

Re: Herbalife Ltd. Public Offering

Text

[MERRILL LYNCH LOGO]

To Employees and Friends of Herbalife Ltd.:

You have been invited by Herbalife Ltd. to participate in the Reserved Share Program to be conducted as part of the Herbalife Ltd. initial public offering. For this purpose you have been assigned the following Deal ID and PIN Number. Please make a note of them as you will need them as you proceed.

Deal ID: #####

PIN Number: #INVITEE            PIN#

To learn more about the Reserved Share Program simply click on the following hyperlink:
https://www.fs.ml.com/odm/RspPreviewDealSketch.asp

Please note that if you wish to participate in the Reserved Share Program you must click on the hyperlink and complete the appropriate procedures no later than 5:00 p.m. Eastern U.S. Time on                        , 2004 Please be advised that this deadline for completing the required procedures will be strictly enforced.

The information about the Reserved Share Program is in PDF format, and in order to view the information you will need to have Adobe Acrobat installed on your computer. If you do not currently have Adobe Acrobat, you may download a free copy of Adobe Acrobat Reader at http://www.adobe.com/products/acrobat/readstep2.html

If after reviewing the information about the Program you have any questions, or if you cannot view the materials, please contact the Reserved Share Program at 1-866-276-1462 between 9:00 am and 5:00 pm Eastern U.S. Time.

Thank you,

Herbalife Ltd. and Merrill Lynch

[Herbalife Ltd. LOGO]

    •    , 2004

To:
Employees and Friends of Herbalife Ltd.:

        A Registration Statement providing for a public offering of common shares of Herbalife Ltd. (f/k/a WH Holdings (Cayman Islands) Ltd.) (the "Company") has been filed with the United States Securities and Exchange Commission.

        The offering will be made through a group of underwriters including Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). In the course of its discussions with the underwriters, the Company has arranged to reserve a limited number of common shares for purchase by certain employees and friends of the Company. The purchase price to you will be the same as the offering price to the public, which is presently expected to be between $14.50 and $16.50 per share.

        A copy of the preliminary prospectus dated [Date of Reds], which is part of the Registration Statement, may be viewed by clicking on the following hyperlink: [HYPERLINK]. Please carefully review the preliminary prospectus before deciding whether you may wish to participate in the Reserved Share Program. If you are unable to view the preliminary prospectus please call the Reserved Share Program at 1-866-276-1462 and a copy will be sent to you. No sales of the shares may be made until the Registration Statement has been declared effective by the United States Securities and Exchange Commission and the price per share has been determined. This is expected to occur during the week of    •    , 2004.

        If, after reading the preliminary prospectus, you have an interest in purchasing shares in the public offering, please consult the "Instructions for the Indication of Interest Form" attached to this letter for instructions on how to send your Indication of Interest Form. (You may access the Indication of Interest ("IOI") Form and the Instructions at any time by returning to the Deal Sketch screen and clicking on the "IOI" button.) All responses must be received no later than    •    , 2004. Please be advised that the     •    deadline will be strictly enforced. DO NOT SEND MONEY NOW. A list of Frequently Asked Questions about the Reserved Share Program, along with the answers to those questions, can be found at the back of this document. (You may access the Frequently Asked Questions at any time by returning to the Deal Sketch screen and clicking on the "RSP Help" button.) If you have any other questions, please call the Reserved Share Program at 1-866-276-1462.

        You are permitted to reserve common shares only for your own personal account and not on behalf of any other person, although you may choose to purchase jointly with one member of your immediate family. The shares may not be purchased on margin. Given the limited number of shares available, we cannot assure you that you will obtain the number of shares requested. Further, all such reservations and ultimate sales are subject to final clearance under federal and state securities laws and the rules and regulations of the National Association of Securities Dealers, Inc.; it cannot be determined at this time whether such clearances will be obtained.

        In the event that the aggregate indications of interest exceed the maximum number of shares reserved for the program, common shares will be allocated in a manner to be determined by the Company.

        Arrangements have been made with Merrill Lynch to handle the sale of the reserved shares. If you send your information, a Merrill Lynch Financial Advisor or Registered Representative will contact you to assist you in opening a Merrill Lynch brokerage account if you do not currently have one. Purchases of reserved shares may be made only through a brokerage account at Merrill Lynch. While your purchase of the Company's common shares will not be subject to normal brokerage commissions, your account at Merrill Lynch will be subject to Merrill Lynch's normal account charges. Merrill Lynch will need all the information requested on the enclosed form, so be certain to complete it in all respects. It is the policy and the practice of Merrill Lynch to afford confidentiality to any information that it receives about a client's financial affairs. Aside from the restrictions on the dissemination and use of proprietary information contained in the federal securities laws, Merrill Lynch has a firm policy that prohibits Merrill Lynch employees from discussing or conveying, even by implication, the affairs of any client with or to other Merrill Lynch employees who are not concerned with the matter. However, Merrill Lynch may share certain information with the Company solely in order to determine how best to allocate shares under the Reserved Share Program.

        Please be advised that the internal policy of Merrill Lynch, and that of its affiliates prohibits employees of Merrill Lynch and its affiliates (as well as members of the employees' immediate family), from purchasing shares offered by a company through a reserved share program, unless the purchaser is an employee or director of that company, one of its subsidiaries or its parent company. The definition of an immediate family member includes spouses, parents, children, brothers, sisters, mothers-in-law, fathers-in-law, brothers-in-law, sisters-in-law, sons-in-law, daughters-in-law, or any relative to whose support the Merrill Lynch employee contributes, directly or indirectly.

        After the Registration Statement is declared effective you will be orally informed of the purchase price by a representative of Merrill Lynch and asked if you wish to purchase the common shares. At that time you may confirm your intention to purchase the number of shares you have previously indicated, confirm your intention to purchase common shares but specify a smaller number of shares (subject to a minimum of 100 shares) or decide to purchase no shares at all. If you orally confirm your intention to purchase shares, a copy of the Prospectus, in final form, will be sent to you by Merrill Lynch together with a written confirmation of the sale. Upon your oral confirmation of your request to purchase shares you will have entered into a binding legal contract to purchase the shares, and you must purchase and pay for them. Full payment of the purchase price of your shares will be required promptly after you receive such confirmation or at the latest within three (3) business days after the opening trade date (which is typically the day of pricing or the day after pricing). If your Merrill Lynch Financial Advisor or Registered Representative cannot reach you within 24 hours of pricing you will lose the opportunity to participate in the Reserved Share Program.

        No offer to buy common shares can be accepted and no part of the purchase price can be received by Merrill Lynch until the Registration Statement relating to the common shares has become effective under the Securities Act of 1933. Any such offer to buy may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date of the Registration Statement. An indication of interest in response to this letter will involve no obligation or commitment of any kind.

        The following statement is required to be included in this letter by the rules and regulations of the United States Securities and Exchange Commission:

    "A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state."

        The Company does not wish to influence in any way your decision in this matter. This notice is not designed to encourage you to request any common shares. It is simply intended to inform you that there is a proposed offering, should you be interested in investing. The purchase of common shares involves certain risks which are described in the enclosed preliminary prospectus. Please review the preliminary prospectus carefully and discuss it with your financial advisor, if appropriate.

Sincerely,
Michael O. Johnson Chief Executive Officer

Indication of Interest Form
Reserved Share Program for Herbalife Ltd.

NAME	DEAL # PIN #
1.	I have read the five statements contained on the first page of the "Instructions for the Indication of Interest" and I certify that all such statements are true.	True ☐	False ☐
2.	I have read the two NASD Questions contained on the second page of the "Instructions for the Indication of Interest" and my answer to each of the questions is "no".	True ☐	False ☐
3.	If I am purchasing in a joint account, my joint account holder hereby states that he/she has also read the two NASD Questions contained on the second page of the "Instructions for the Indication of Interest" and his/her answer to each of the questions is "no". (Remember, joint account holders must sign below.) (If you would not be purchasing jointly, do not answer this question.)	True ☐	False ☐
4.	I am interested in purchasing the number of common shares of the Company indicated below and would like such number of shares to be reserved for me. (Please enter the number of shares in the boxes below.)
☐ ☐, ☐ ☐ ☐
Example: Enter 55,550 shares as: 5 5, 5 5 0
5.	I have an Existing Merrill Lynch retail brokerage account (other than a 401(k) or blueprint account).	Yes ☐	No ☐
Account # ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ Your FA # ☐ ☐ ☐ ☐
6.	Please enter your Social Security Number by filling in the appropriate boxes below.
☐ ☐ ☐-☐ ☐-☐ ☐ ☐ ☐
7.	Please enter a telephone number (including area code) where you can be reached between the hours of 9 a.m. and 5 p.m. Eastern U.S. Time.
☐ ☐ ☐-☐ ☐ ☐-☐ ☐ ☐ ☐
8.	Please enter one or more telephone numbers where you can be reached at other times.
☐ ☐ ☐-☐ ☐ ☐-☐ ☐ ☐ ☐
☐ ☐ ☐-☐ ☐ ☐-☐ ☐ ☐ ☐

By signing below, I certify that all of the information I (and my joint account holder if applicable) have provided on this form is complete and accurate to the best of my knowledge.

Signature	Date
Joint Account Holder Signature	Date
Print Joint Account Holder Name

IF YOU WISH TO RESERVE SHARES YOU MUST COMPLETE AND FAX THIS FORM TO 1-888-835-1034 NO LATER THAN 5 P.M. EASTERN U.S. TIME ON     •    , 2004. DO NOT FAX A COVER SHEET.

[MERRILL LYNCH LOGO]	Instructions for the Indication of Interest Form
Please print the "Indication of Interest Form" and insert your name, the Deal ID# and your PIN Number in the spaces indicated, and complete it by following the directions below.

Question 1

Please read the following statements:

1.
I have attained the age of majority where I reside.

2.
I have had access to the preliminary prospectus dated [Date of Reds].

3.
The number of shares requested is for my own personal account and not on behalf of another person, other than one member of my immediate family purchasing jointly with me.

4.
I am not assured of obtaining any or all of the shares requested and I will be notified of the number of shares, if any, available for purchase by me.

5.
I understand that no offer to buy any shares can be accepted and no part of the purchase price can be received by Merrill Lynch until the Registration Statement covering the proposed offering has been declared effective by the United States Securities and Exchange Commission and until the shares have been qualified for sale, where required, by the administrative authorities of the jurisdiction in which I reside, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance at or after the effective date of the Registration Statement. This indication of interest involves no obligation or commitment of any kind.

If you agree to all five of these statements, check the "True" box for Question 1. If you do not agree to any one of the statements, please call the Merrill Lynch Reserved Share Program at 1-866-276-1462.

Question 2

Please read the following two NASD Questions. (The definitions of the highlighted terms, which will help you understand and answer these questions, are set out following the questions.)

1.
Are you or is any member of your IMMEDIATE FAMILY an officer, director, general partner, agent, employee or ASSOCIATED PERSON of a broker-dealer or investment banking firm, including Merrill Lynch or any affiliates of Merrill Lynch?

2.
Are you or is any member of your IMMEDIATE FAMILY a finder with respect to this public offering or a person acting in a fiduciary capacity to the managing underwriters for this public offering, including attorneys, accountants, and financial consultants to the managing underwriters?

ASSOCIATED PERSON includes a sole proprietor, partner, officer, director, or branch manager of any broker-dealer in securities, foreign or domestic, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by such a broker-dealer (for example, any employee), whether or not such person is registered or exempt from registration with the National Association of Securities Dealers, Inc. or any other regulatory organization.

IMMEDIATE FAMILY MEMBER means a person's parents, mother-in-law or father-in-law, husband or wife, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law, children, and any other individual to whom the person provides MATERIAL SUPPORT.

MATERIAL SUPPORT means directly or indirectly providing more than 25% of a person's income in the prior calendar year. IMMEDIATE FAMILY MEMBERS living in the same household are deemed to be providing each other with MATERIAL SUPPORT.

If your answer to both questions is "No", check the "True" box for Question 2 on the Indication of Interest Form. If your answer to either question is "Yes", check the "False" box for Question 2 on the form.

Question 3

If you would be purchasing jointly with one member of your immediate family, that individual must read the two NASD Questions and answer the questions.

If your joint account holder's answers to both questions is "No", check the "True" box for Question 3 on the Indication of Interest Form. If your joint account holder's answer to either question is "Yes", check the "False" box for question 3 on form.
If you would not be purchasing in a joint account, do not answer Question 3.

Question 4

Please enter the number of shares you may be interested in purchasing in the boxes provided. Please see the Deal Sketch screen for the number of shares you may request.

Question 5

Please indicate if you currently have a Merrill Lynch retail brokerage account. If you have a Merrill Lynch retail brokerage account please enter the account number and your Financial Advisor's four digit number in the boxes provided. If you do not have a Merrill Lynch account one will automatically be set up for you when the Merrill Lynch representative contacts you. After completing the form do not contact a Financial Advisor, one will be provided for your convenience.

Question 6

Please enter your social security number in the boxes provided.

Question 7

Please enter a telephone number (including area code) where you can be reached between the hours of 9 a.m. and 5 p.m. Eastern U.S. Time.

Question 8

Please enter one or more telephone numbers (including area code) where you can be reached at other times.

When you have completed the Indication of Interest Form, please sign and date the form in the spaces indicated. If you would be purchasing in a joint account, the joint account holder must also sign and date the form in the spaces indicated.

The Indication of Interest Form must be faxed to 1-888-835-1034 by 5 p.m. Eastern U.S. Time on •, 2004. Please do not fax a cover sheet. This facsimile number is dedicated to the Reserved Share Program and operates 7 days a week, 24 hours a day.

FREQUENTLY ASKED QUESTIONS REGARDING
THE HERBALIFE LTD. RESERVED SHARE PROGRAM

•
If I want to participate in the Reserved Share Program, what do I do?

If you are interested in participating in the Reserved Share Program for Herbalife Ltd. (f/k/a WH Holdings (Cayman Islands) Ltd.) (the "Company"), you must complete the Indication of Interest Form according to the instructions and fax the form to 1-888-835-1034. PLEASE DO NOT FAX A COVER SHEET WITH THE FORM.

•
What is the Indication of Interest Form?

The Indication of Interest Form provides your responses to certain questions, and is a non-binding indication of how many shares you may wish to purchase in the offering. It is only used to allocate the appropriate number of shares to the Reserved Share Program. No matter how many shares you indicate you may be interested in purchasing, you will not be bound to purchase any shares, or a particular number of shares, until you are notified of the price of the shares and confirm, at that time, the number of shares you wish to purchase.

•
Why is it important that I answer Questions 2 and 3 (if applicable) pertaining to the NASD?

In order to comply with the rules of the NASD, a federal regulatory body, Merrill Lynch is required to gather certain information to determine your eligibility to purchase shares in the Reserved Share Program. Please pay particular attention to the defined terms which will help you in responding to the questions. It is possible that your responses may cause you to be ineligible to participate.

•
When can I sell my shares purchased through the Reserved Share Program?

The shares may be sold or transferred, subject to certain federal regulations governing the sale of shares by officers, directors and affiliates of the Company and subject to the Company's insider trading policies, at any time after their purchase (i.e., after you have paid for them).

•
Is it necessary to open a Merrill Lynch account to purchase shares if I have a brokerage account at another firm?

Yes, the shares must be purchased through Merrill Lynch. However, the shares may later be transferred to your non-Merrill Lynch account.

•
What if I already have a Merrill Lynch retail brokerage account?

You should provide your Merrill Lynch account number and your Financial Advisor's four digit number in the space provided on the Indication of Interest Form. Your current Financial Advisor or Registered Representative will contact you regarding your purchase of shares.

•
Can I purchase shares through my existing Merrill Lynch IRA account?

Yes. However, you must have an existing IRA account at Merrill Lynch. If you contemplate transferring your current IRA account to Merrill Lynch or liquidating assets currently held in your IRA account to purchase shares in the Reserved Share Program you should speak to your current Merrill Lynch Financial Advisor or Registered Representative (if the IRA is held at Merrill Lynch) or the custodian of the account (if the IRA is not held at Merrill Lynch) as soon as possible concerning how and when to transfer the account or liquidate such assets to enable you to purchase the Company's common shares.

•
Can I purchase shares through my 401(k) plan?

No.

•
Can I purchase shares through a joint account?

You may purchase jointly with one member of your immediate family, subject to the joint account holder answering the NASD questions and signing the Indication of Interest Form. Remember to print the joint account holder's name in the space provided. As with you, it is possible that the joint account holder's answers to the NASD questions may make him or her ineligible to participate in the Reserved Share Program. Please speak to your Merrill Lynch Financial Advisor or Registered Representative if you intend to purchase shares through a joint account.

•
Will I be charged brokerage fees for setting up a new account and purchasing shares?

Merrill Lynch provides a wide array of account structures from which you may choose. In order to accommodate the purchase of Reserved Shares at minimal cost, Merrill Lynch has provided for the use of the Individual Investor Account ("IIA"), which is a basic brokerage account for the purchase and sale of securities. The standard $65.00 annual fee for an IIA will be waived for twelve months from the date the account is opened. Thereafter the normal annual fee will be assessed. After one year there will be a fee of $15.00 a quarter charged to accounts with balances less than $20,000. Exceptions will be made if there is more than $5,000.00 in mutual funds in the account. Other account structures are available providing different financial services, such as Cash Management Accounts, which provide a host of services including VISA and check writing services, access to money market deposit accounts and on-line assistance. Different accounts may possess different fee structures. Therefore you should consider carefully the type of Merrill Lynch account you would like to have opened when you are contacted by a Merrill Lynch Financial Advisor or Registered Representative. Merrill Lynch periodically reviews account fee pricing structures for IIAs. If your account is affected you will be informed through your regular account statement communication at that time.

•
Will I be charged a fee when I sell or transfer my shares?

When you sell your shares you will be charged a customary sales commission. There is currently a $95.00 fee to transfer your account to another financial institution. The fee for transferring an IRA is $50.00. You can avoid these account transfer fees by requesting a physical certificate for your shares at the time your account is set up. (See below.)

•
Will I receive a share certificate?

Not automatically. If you desire an actual certificate, notify your Merrill Lynch Financial Advisor or Registered Representative when your account is set up. Doing this will avoid the normal fee of $25.00 imposed for requests for physical certificates as well as the account transfer fee described above.

•
If I continue to use the designated Financial Advisor or Registered Representative for subsequent securities transactions, will my transactions continue to be free of transaction charges?

No. Transaction costs are only exempted for your purchase in the Reserved Share Program. You will be responsible for all transaction and brokerage fees for any subsequent transactions.

•
When will I be contacted?

You will be contacted by a Merrill Lynch Financial Advisor or Registered Representative approximately one week before the expected pricing date. At that time you will be asked for information necessary to open a brokerage account. It takes time to open an account and an account must be opened prior to pricing so an order can be placed. You will be contacted again on the night of pricing or the next morning to be informed of the final price of the shares and to confirm your participation. If you know that you will be unavailable the week before pricing, please call the Reserved Share Program at 1-866-276-1462 between the hours of 9:00 a.m. and 5:00 p.m.

  Eastern U.S. Time, Monday through Friday and a Reserved Share Program representative will be glad to assist you.

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What information will the Merrill Lynch Financial Advisor or Registered Representative ask me for?

The Merrill Lynch Financial Advisor or Registered Representative will ask for your social security number, your date of birth, your salary (a regulatory requirement), and your current address, among other information, and the same information for your spouse or other joint account holder, if applicable.

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If I complete and timely submit the Indication of Interest Form, but a Merrill Lynch Financial Advisor or Registered Representative does not manage to contact me personally prior to the pricing date, will my purchase request be honored?

No. An account can only be established for you after a conversation with a Merrill Lynch Financial Advisor or Registered Representative prior to the pricing of the shares, and the purchase of the shares can only be confirmed for you through a follow-up conversation with a Financial Advisor or Registered Representative after the pricing of the shares. If the Financial Advisor or Registered Representative cannot reach you, your order will be disregarded. If you complete and return the Indication of Interest Form and you have not been contacted by a Merrill Lynch Financial Advisor or Registered Representative by Noon Eastern U.S. Time on Friday,    •    , 2004 you should contact the Reserved Share Program at 1-866-276-1462 IMMEDIATELY.

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Will I be able to purchase all of the shares I request on the Indication of Interest Form?

The number of shares you indicate on the Indication of Interest Form is the maximum number of shares you may purchase. If the total number of shares requested by all participants in the Reserved Share Program exceeds the number of shares available for purchase, an allocation will be made in a manner to be determined.

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What will the price of the shares be?

The purchase price to you will be the offering price to the public. The expected public offering price is between $14.50 and $16.50 per share, but the actual price may be higher or lower. You will be contacted by your Merrill Lynch Financial Advisor or Registered Representative with the actual price after that price is determined, which is currently expected to occur during the week of    •    , 2004.

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When do I pay for the shares?

The full balance will be due no later than the close of business three business days after the opening trade date (which is typically the day of pricing or the day after pricing). Your Merrill Lynch Financial Advisor or Registered Representative will telephone you as soon as possible after pricing occurs to confirm the number of shares you wish to purchase and the purchase price. You should make your payment immediately after you know the payment amount. You will be mailed a confirmation of your transaction the day after pricing.

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What forms of payment may I use?

You may pay by personal check, wire transfer, certified check or cashier's check. If you are purchasing shares through an IRA, cash must be available in your IRA on the close of business three business days after the opening trade date. You should review your method of payment with your Merrill Lynch Financial Advisor or Registered Representative in advance to ensure timely receipt of your payment.

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What happens if I am not available when my Merrill Lynch Financial Advisor or Registered Representative calls me after pricing?

You will only be able to purchase shares through the Reserved Share Program if you speak to your Merrill Lynch Financial Advisor or Registered Representative after pricing of the offering. If you will not be available at or around the expected pricing date, please make arrangements with your Merrill Lynch Financial Advisor or Registered Representative so that you may be contacted. If your Merrill Lynch Financial Advisor or Registered Representative cannot reach you within 24 hours of pricing you will lose the opportunity to participate in the Reserved Share Program.

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If I decide to participate after the    •    , 2004 deadline, will I be able to?

No. The deadline is necessary to give Financial Advisors and Registered Representatives enough time to set up accounts before the pricing of the shares. The account must be open by this time so that there is a place to credit the shares at the time of pricing. Please be advised that the    •     deadline for returning the forms to Merrill Lynch will be strictly enforced.

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Can other people, including my relatives and friends, buy shares through the Reserved Share Program?

No, the Reserved Share Program is limited to those persons invited to participate by the Company. No relatives or other persons (other than one member of your immediate family purchasing jointly with you) are eligible to purchase shares.

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If I have further questions who should I call?

If you have a question prior to the time you are contacted by a Merrill Lynch Financial Advisor or Registered Representative, please call the Reserved Share Program at 1-866-276-1462 between the hours of 9:00 a.m. and 5:00 p.m. Eastern U.S. Time, Monday through Friday. Please have your PIN number available when you call. After that time, please contact your Merrill Lynch Financial Advisor or Registered Representative.